EXHIBIT 3

EXCERPT FROM EQUITY SECURITIES PURCHASE PROGRAM

“An investment committee of KBS Capital Advisors — composed of Peter McMillan III and Keith Hall — will evaluate and approve all of the proposed investments and sales of Equity Securities. Once approved by both Messrs. McMillan and Hall, either Mr. McMillan, Mr. Hall, or Geoffrey Hawkins shall have the authority to execute the trade on behalf of the Company.”